

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

George Goldsmith
Chief Executive Officer
Compass Rx Ltd.
COMPASS Rx Limited
3rd Floor
1 Ashley Road
Cheshire WA14 2DT
United Kingdom

>    **Re:  Compass Rx Ltd.**
>        **Registration Statement on Form F-1**
>        **Filed August 28, 2020**
>        **File No. 333-248484**

Dear Mr. Goldsmith:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Drug Discovery Center, page 170

1.    Please revise to disclose the aggregate future milestone payments and the royalty term under your sponsored research agreement with the University of the Sciences.  We note your disclosure that the agreement terminates, unless terminated earlier, on the expiration or revocation of the last valid claim of any patent included in the joint intellectual property. Please specify when the licensed patents are currently expected to expire. Please also file this agreement as an exhibit or tell us why you do not believe it is required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Benjamin K. Marsh, Esq.